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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Valence Technology, Inc.

(Name of Issuer)
Common Stock, $.001 par value per share

(Title of Class of Securities)
918914-10-2
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages
Page 1 of 8 Pages

CUSIP No. 918914-10-2	13G	Page 2 of 8

(1)	Names of Reporting Persons. Science Applications International Corporation I.R.S. Identification Nos. of above persons (entities only).
95-3630868

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
None

		(6)	Shared Voting Power
2,152,600

		(7)	Sole Dispositive Power
None

		(8)	Shared Dispositive Power
2,152,600

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,152,600

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
4.7%

(12)	Type of Reporting Person (See Instructions)
CO

CUSIP No. 918914-10-2	13G	Page 3 of 8

(1)	Names of Reporting Persons. Telcordia Venture Capital Corporation I.R.S. Identification Nos. of above persons (entities only).
94-3366893

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
None

		(6)	Shared Voting Power
2,152,600

		(7)	Sole Dispositive Power
None

		(8)	Shared Dispositive Power
2,152,600

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,152,600

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
4.7%

(12)	Type of Reporting Person (See Instructions)
CO

Item 1(a). Name of Issuer:

        Valence Technology, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

        Item 1(b) is hereby amended and restated as follows:

        6504 Bridge Point Parkway, Suite 415, Austin, Texas 78730.

Item 2(a). Name of Person Filing:

        Item 2(a) is hereby amended and restated as follows:

        Science Applications International Corporation, a Delaware corporation ("SAIC"); and Telcordia Venture Capital Corporation, a Nevada corporation ("TVCC"), an indirect wholly-owned subsidiary of SAIC. SAIC and TVCC are collectively referred to herein as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if None, Residence:

        Item 2(b) is hereby amended and restated as follows:

        The address of the principal business office of SAIC is 10260 Campus Point Drive, San Diego, California 92121, and the address of the principal business office of TVCC is 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109.

Item 2(c). Citizenship:

        Item 2(c) is hereby amended and restated as follows:

        SAIC is incorporated in Delaware, and TVCC is incorporated in Nevada.

Item 2(d). Title of Class of Securities:

        Common Stock, $.001 par value per share.

Item 2(e). CUSIP Number:

        918914-10-2

Item 3. If This Statement is Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	/ /	Broker or dealer registered under Section 15 of the Act;
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act;
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        Item 4 is hereby amended and restated as follows:

        The response of each of SAIC and TVCC to Items 5 through 11 of each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. The percentage ownership of each of SAIC and TVCC is based upon 45,552,310 shares of Common Stock believed by them to be outstanding as of September 30, 2001, as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
By:	/s/ DOUGLAS E. SCOTT Name: Douglas E. Scott Title: Senior Vice President and General Counsel
TELCORDIA VENTURE CAPITAL CORPORATION
By:	/s/ KEVIN A. WERNER Name: Kevin A. Werner Title: President

EXHIBIT INDEX

Exhibit No.	Document	Page
1	Joint Filing Agreement, dated February 12, 2002, between Science Applications International Corporation and Telcordia Venture Capital Corporation to file joint statement on Schedule 13G.	8

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SIGNATURE
EXHIBIT INDEX